1934 Act Registration No. 1-31731

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

Dated May 30, 2026

Chunghwa Telecom Co., Ltd.

(Translation of Registrant’s Name into English)

21-3 Xinyi Road Sec. 1,

Taipei, Taiwan, 100 R.O.C.

(Address of Principal Executive Office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of form 20-F or Form 40-F.)

Form 20-F ☒ Form 40-F ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ☐ No ☒

(If “Yes” is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable)

EXHIBIT INDEX

Exhibit	Description
99.1 99.2	Announcement on 2026/05/30: Announcement on 2026/05/30:	Major resolutions of 2026 Annual General Meeting Announcement for the resolution of the Company's Annual General Meeting to release non-competition restrictions on directors

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant Chunghwa Telecom Co., Ltd. has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 30, 2026

Chunghwa Telecom Co., Ltd.

By: /s/ Wen-Hsin Hsu
Name: Wen-Hsin Hsu
Title: Chief Financial Officer

EXHIBIT 99.1

Major resolutions of 2026 Annual General Meeting

Date of events:2026/05/29

Contents:

1.
Date of the shareholders meeting: 2026/05/29
2.
Important resolutions (1) Profit distribution/ deficit compensation:

Ratified 2025 earnings distribution proposal with cash dividend NT$5.2 per share. Authorized the Chairman to set a record date of ex-cash dividend for distribution.

3.
Important resolutions (2) Amendments to the corporate charter: Approved amendments to the Articles of Incorporation of the Company.
4.
Important resolutions (3) Business report and financial statements: Ratified 2025 business report and financial statements.
5.
Important resolutions (4) Elections for board of directors and supervisors: None
6.
Important resolutions (5) Any other proposals:

(1) Approved amendments to the Procedures for Acquisition or Disposal of Assets.

(2) Approved release of non-competition restrictions on Directors.

7.
Any other matters that need to be specified: None

EXHIBIT 99.2

Announcement for the resolution of the Company's Annual General Meeting to release non-competition restrictions on directors

Date of events:2026/05/29

Contents:

1.
Date of the shareholders meeting resolution: 2026/05/29
2.
Name and title of the director with permission to engage in competitive conduct:

Directors：Chi-Hwa Chern, and I-Jen Su

Independent Directors: Yi- Chin Tu, Jer-Liang Yeh and Ikujin Ko

3.
Items of competitive conduct in which the director is permitted to engage:

Chi-Hwa Chern: Director, Taiwan International Ports Corp.

I-Jen Su: Independent Director, USERJOY Technology Co., Ltd.

Yi-Chin Tu: Director, Source Intelligence Co., Ltd.

Jer-Liang Yeh: Independent Director, TATUNG COMPANY Independent Director, Chenbro Micom Co., Ltd.

Ikujin Ko: Director, NanChang Creative Sensor Technology Co., Ltd. Director, Creative Sensor (USA) Co. Director, Creative Sensor Co., Ltd. Director, Creative Sensor Inc. Director, Sensorem Photonics India Private Limited

4.
Period of permission to engage in the competitive conduct: During the term of office as a director or independent director of the Company
5.
Circumstances of the resolution (please describe the results of voting in accordance with Article 209 of the Company Act):

The aforesaid approval was granted at the Company's Annual General Meeting on May 29, 2026, with shareholders representing two-thirds or more of the total outstanding shares in attendance, and was approved by a majority of the voting rights of the shareholders present, thereby releasing the aforementioned directors from non-competition restrictions.

6.
If the permitted competitive conduct belongs to the operator of a mainland China area enterprise, the name and title of the directors (if it is not the operator of a Mainland-area enterprise, please enter “N/A” below): Ikujin Ko/ Independent Director
7.
Company name of the mainland China area enterprise and the director's position in the enterprise:

Director, NanChang Creative Sensor Technology Co., Ltd.

8.
Address of the mainland China area enterprise: No. 36, Huoju 5 Road, Hi-Tech Zone, Nanchang City, Jiangxi, China
9.
Operations of the mainland China area enterprise: Equipment Wholesale Business, Telecommunication Equipment Retail Business, Computer and Administrative Device Wholesale Businesses, Computer and Administrative Device Retail Businesses, Computer and Accessories Manufacturing Service, Information Software Service Business, Other Electrical and Electronic Machinery & Equipment Manufacturing Businesses, Wholesale of Aircraft and Component Parts Thereof, Retail Sale of Aircraft and Component Parts Thereof, Energy Service Business
10.
Impact on the company's finance and business: None
11.
If the directors have invested in the mainland China area enterprise, the monetary amount of the investment and their shareholding ratio: N/A
12.
Any other matters that need to be specified: None